Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

November 30, 2016

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:                             The Motley Fool Funds Trust

File Nos. 333-156770 and 811-22264

Dear Ms. Hamilton:

On behalf of The Motley Fool Funds Trust (the “Trust”), this letter responds to comments you provided on October 27, 2016, regarding the SOX review of the Trust’s website and filings.  Your comments, as well as the Trust’s responses, are set forth below.

1.              Comment:  The SEC staff noted that certain Funds have a significant investment in a particular sector.  Specifically, in the October 31, 2015 Annual Report, the Great America Fund has nearly 30% of its assets invested in the consumer discretionary sector.  Please explain why there is no sector risk disclosure in the prospectus and why sector risk is not a principal risk of the Fund.

Response:  According to the Trust, while investing in a particular sector is not a principal investment strategy of any of the Funds, a Fund’s portfolio may be significantly invested in a sector as a result of the portfolio management decisions made pursuant to the Fund’s principal investment strategy.  The Trust represents that in the future it will add disclosure to a Fund’s prospectus regarding sector risk if a Fund may be significantly invested in a particular sector for the foreseeable future.

2.              Comment:  With respect to the balance sheet, please disclose for all of the Funds whether there were any trustee, director, or officer fees payable at period end.  If so, such fees should be

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disclosed separately in accordance with Regulation S-X, Article 6-04, Spot 12 (Other Liabilities).

Response:  The Trust represents that there were no trustee, director, or officer fees payable at period end.

3.              Comment:  Please confirm whether any of the Funds has executed any Rule 17a-7 transactions under the Investment Company Act of 1940.  If a Fund has executed any Rule 17a-7 transactions, please address the following:

(a)         If the Fund has not disclosed the transactions pursuant to ASC 850-10-50 and the requirements outlined therein, please explain in correspondence why the disclosure has not been included.

(b)         Please confirm why the Fund has not disclosed the 17a-7 transactions quantitatively and please explain in correspondence the reasons why the disclosure has not been included.

(c)          Please confirm that all such transactions were performed in accordance with the requirements of Rule 17a-7 including board oversight of those transactions.

Response:  The Trust confirms that none of the Funds has executed any Rule 17a-7 transactions.

4.              Comment:  With respect to the balance sheets for the Independence Fund and the Great America Fund, the advisory fee payable balance represents a high percentage of the total advisory fee for the year (see Independence Fund at 16% and Great America Fund at 15%).  In Note 4 of the Notes to Financial Statements, it is stated that the advisory fee is computed daily and paid monthly.  Please explain why the advisory fee payable balances are so high.

Response:  According to the Trust, the advisory fee balances for the Independence Fund and the Great America Fund represent two months of advisory fees for each Fund, as the advisory fees for both September 2015 and October 2015 were paid in November 2015.

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum